        Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

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MARC WOLINSKY

DAVID GRUENSTEIN

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JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

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ILENE KNABLE GOTTS

DAVID M. MURPHY

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TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

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ADAM J. SHAPIRO

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JOSHUA M. HOLMES

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DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA PAULA N. GORDON	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

June 2, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PayPal Holdings, Inc.

Amendment No. 2 to Registration Statement on Form 10-12B

Filed May 14, 2015

File No. 001-36859

Dear Ms. Ransom:

On behalf of our client, PayPal Holdings, Inc. (“PayPal” or the “Company”), a Delaware corporation and a wholly owned subsidiary of eBay Inc. (“eBay”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 26, 2015, with respect to PayPal’s Registration Statement on Form 10, as amended (File No. 001-36859) (the “Registration Statement”).

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

June 2, 2015

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from the version of the Registration Statement filed on May 14, 2015.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by PayPal’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 3.

PayPal Holdings, Inc. Amendment No. 2 to Form 10-12B filed May 14, 2015

General

1.	In responding to our comments, please provide a written statement from PayPal Holdings, Inc. acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges the Staff’s comment and has provided the requested written statement at the end of this letter.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 13

2.	You state on page 13 that you derived the combined statement of income data for the quarter ended March 31, 2015 and 2014 from your audited combined financial statements included elsewhere in the information statement. As the March 31, 2015 and 2014 combined financial statements starting on page F-41 are labeled as unaudited, please revise your disclosure on page 13 for consistency.

Response: The Information Statement has been revised on page 13 in response to the Staff’s comment.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

June 2, 2015

3.	Please tell us whether you provided balance sheet information as of March 31, 2014 here and on page 52 due to the seasonal fluctuations of your financial condition. If so, tell us how you considered providing an interim balance sheet as of March 31, 2014 within your historical financial statements. If you do not experience seasonal fluctuations in your financial condition warranting inclusion of a March 31, 2014 balance sheet within your historical financial statements, please revise your disclosure so that you no longer indicate that the March 31, 2014 balance sheet information is derived from the financial statements included elsewhere in this filing.

Response: PayPal respectfully advises the Staff that it does not experience significant seasonal fluctuations in its financial condition and, therefore, did not provide an interim balance sheet as of March 31, 2014 within the Company’s historical combined financial statements. The Information Statement has been revised on page 52 to state that the combined balance sheet data as of March 31, 2014 was derived from PayPal’s underlying financial records, which were derived from the financial records of eBay.

4.	As you have populated pro forma earnings per share in your unaudited pro forma financial statements on pages 54 and 55, please also populate pro forma earnings per share within this section as well as selected financial data on page 52.

Response: The Information Statement has been revised on page 52 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Income, page 54

5.	We note your revision to footnote (b) in response to comment 4. Your current disclosure indicates that eBay’s customer protection program will no longer be administered by PayPal, and therefore these costs will not be reimbursed by eBay after the distribution. Based on this disclosure, it appears that the net impact on your expenses would be zero as you would no longer incur these expenses or receive reimbursement for them. To better clarify why your expenses will increase, please also disclose in footnote (b) that you will extend your customer protection program to your customers’ purchases on eBay, and therefore you will incur incremental costs associated with your customer protection programs after the distribution.

Response: The Information Statement has been revised on page 57 in response to the Staff’s comment.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

June 2, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of Foreign Currency Rates, page 74

6.	We note your statement on page 75 that foreign currency movements relative to the U.S. dollar did not have a significant impact on net income for the three months ended March 31, 2015. Please explain to us in more detail how you concluded that there was no significant impact on net income for the three months ended March 31, 2015. As part of your response, please tell us why a decrease in revenue of $80 million did not result in a similar decrease in pre-tax income, including whether you experienced offsetting declines in expenses. If you experienced offsetting declines in expenses, please revise your disclosure to clarify that to your investors.

Response: PayPal supplementally advises the Staff that in assessing the impact of changes in foreign currency exchange rates on net income, it has considered the impact on both net revenues, which the current disclosure on pages 74 and 75 of the Information Statement quantifies, and the impact on total operating expenses. Because certain operating expenses are incurred in foreign currencies, PayPal has experienced an offsetting decline in total operating expenses due to the strengthening of the U.S. dollar. This decline in operating expenses materially offset the unfavorable impact to net revenues, which is why the Information State includes the statement that foreign currency movements relative to the U.S. dollar did not have a significant impact on net income.

The Information Statement has been revised on pages 74 and 75 in response to the Staff’s comment.

Financial Results—Three Months Ended March 31, 2015 and 2014

Transaction expense, page 81

7.	We note that the funding mix used by your customers became more favorable from 2012 to 2013, from 2013 to 2014 and from the three months ended March 31, 2014 to the three months ended March 31, 2015. Please tell us how you considered addressing this apparent trend in more detail to provide your investors with greater insight into the underlying factors that have driven the improvement in your transaction expense rate and to allow your investors to better assess the likelihood that such a trend will continue.

Response: The Company supplementally advises the Staff that cost efficiencies from its global platform and funding mix were the primary underlying factors contributing to favorable transaction expense rates in the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The Information Statement has been revised on page 81 in response to the Staff’s comment to provide further clarification of these

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

June 2, 2015

factors. The Company also supplementally advises the Staff that other factors disclosed on page 77 of the Information Statement, such as the markets in which transactions occur, the prices that payment processors and other financial institutions charge PayPal to draw funds from a customer’s credit or debit card (including annual network fee increases), bank account or other funding source, product mix, and fluctuations in foreign currency exchange rates can impact transaction expense rates. However, these factors did not have a significant impact on the transaction expense rate in the three months ended March 31, 2015 compared to the three months ended March 31, 2014. If these other factors become significant drivers of changes in transaction expense rates in the future, the Company will disclose the impact of such factors in its filings with the Commission.

Restructuring, page 83

8.	We note that you expect to generate annual savings of more than $130 million from your global workforce reduction plan. Please revise your disclosure to identify the line items on your income statement that you expect to be materially impacted. Additionally, please tell us if you expect material reductions to revenue resulting from this reduction in workforce and if you expect these cost reductions to be offset by material increases in other expenses. If so, please further revise your analysis of results of operations to address these matters and provide quantification where possible. Refer to SAB Topic 5:P.4.

Response: The Company supplementally advises the Staff that the workforce reduction plan will primarily impact sales and marketing and product development expenses. As disclosed on page 83 of the Information Statement, the Company intends to reinvest a majority of the savings back into its business in order to drive additional growth. These additional expenses are expected to offset the benefits from the workforce reduction in each of the impacted expense line items. The Company also supplementally advises the Staff that it does not expect material reductions to revenue resulting from this workforce reduction.

Compensation Discussion and Analysis

Severance and Change in Control Arrangements with Executive Officers…, page 107

9.	We note that in the event of a termination of Mr. Schulman’s employment by you without cause or resignation of Mr. Schulman for good reason following a change in control you will be obligated to pay and provide certain benefits. Please expand your disclosure to briefly define “without cause,” “good reason” and “change in control.” Please also define the terms “without cause” and “good reason” as they relate to Mr. Ready’s Braintree RSU agreements.

Response: The Information Statement has been revised on pages 122-126 in response to the Staff’s comment.

*        *        *

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

June 2, 2015

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing and the revisions to the Registration Statement have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1333 or by email at TSNorwitz@wlrk.com.

Sincerely,

/s/ Trevor S. Norwitz

Trevor S. Norwitz

Enclosures

cc:	Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.

Brian J. Doerger, Vice President, Chief Accounting Officer, eBay Inc.

PAYPAL HOLDINGS, INC.

2211 North First Street

San Jose, California 95131

June 2, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PayPal Holdings, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed May 14, 2015
File No. 001-36859

Dear Ms. Ransom:

Thank you for your letter dated May 26, 2015 addressed to PayPal Holdings, Inc. (“PayPal” or the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to PayPal’s Registration Statement on Form 10 (File No. 001-36859) (the “Registration Statement”).

PayPal’s responses to the Staff’s comments are set forth in a separate letter from outside counsel that is enclosed with this letter. In responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

June 2, 2015

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Trevor S. Norwitz of Wachtell, Lipton, Rosen & Katz at (212) 403-1331 or by email at TSNorwitz@wlrk.com.

Very truly yours,

PayPal Holdings, Inc.

By:	/s/ Robert H. Swan
Name:	Robert H. Swan
Title:	Director

cc:	Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and
Secretary, eBay Inc.
Brian J. Doerger, Vice President, Chief Accounting Officer, eBay Inc.
Trevor S. Norwitz, Wachtell, Lipton, Rosen & Katz